Exhibit 11


Statement Re Computation of Per Share Earnings
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Earnings  per share of $.84 for the  second  quarter  of 1998 were  computed  by dividing net income of $28,289,321 by the weighted average number of shares of common stock outstanding during the quarter of 33,574,590.